恒生銀行 HANG SENG BANK

CUSTOMER'S COPY

Our Ref: Corporate Banking – A161205

Confidential

16 February 2017

Bonso Advanced Technology Limited
Room 1404 14/F
Cheuk Nang Centre
9 Hillwood Road
Tsim Sha Tsui
Kowloon

Attention: Mr. Anthony So

Dear Sirs,

BANKING FACILITIES

This letter supersedes our previous letter dated 17 November 2016.

With reference to our recent discussions, we, Hang Seng Bank Limited (the "**Bank**") have reviewed your banking facilities and are pleased to offer the following revised banking facility/ facilities (the "**Facilities**") to the borrower(s) specified below (the "**Borrower**").

The Facilities will be made available on the terms and conditions set out in this letter and the Standard Terms and Conditions for Banking Facilities attached and upon satisfactory completion of the security specified below.

The Facilities are subject to review at any time and also subject to our overriding right of repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities. The Bank shall have an unrestricted discretion to cancel or suspend, or determine whether or not to permit drawings in relation to, the Facilities.

1. **Borrower**

   Bonso Advanced Technology Limited

2. **Facilities and Limits**

Combine Limit (CBL1)	HKD20,000,000
Overdraft (OD)	(HKD5,000,000)
Combine Limit (CBL2)	(HKD7,800,000)
- Standby Documentary Credits (Standby DC)	[(HKD7,800,000)]
- Bank Guarantee (GTE)	[(USD1,000,000)]
Documentary Credits (DC)	(HKD20,000,000)
- Trust Receipt (TR)	[(HKD20,000,000)]
Local Documentary Credits (Local DC)	(HKD18,000,000)
- Trust Receipt under Local Documentary Credits (TR under Local DC)	[(HKD18,000,000)]
Import Trade Loans (ITL)	(HKD18,000,000)
Documents Against Payment (DP)	(HKD20,000,000)
Documents Against Acceptance (DA)	(HKD20,000,000)
Export Trade Loans (ETL)	(HKD18,000,000)
Negotiation under Documentary Credits with discrepancies (L/G)	HKD5,000,000
Revolving Loan Facility (RLN1)	HKD7,000,000
Revolving Loan Facility (RLN2)	HKD8,000,000
Term Loan Facility (TL)	HKD1,388,888.86
Total Facility Limit	**HKD41,388,888.86**

Note:

(a) The aggregate outstanding under OD, Standby DC, GTE, TR, TR under Local DC, ITL, DA and ETL facilities shall not at any time exceed HKD20,000,000.

(b) The aggregate outstanding under SDC and GTE facilities shall not at any time exceed HKD7,800,000.

(c) The aggregate outstanding of all sub-limits shall not at any time exceed the Facility Limit of that Facility and the Total Facility Limit.

3. Facilities and Conditions

Overdraft Facility (OD)	:	Account No. : 259-358729-001 Interest: 1% per annum over BLR on daily balances, payable monthly in arrears. Interest on Unauthorized Overdraft: 8% per annum over BLR
Revolving Loan Facility (RLN1)	:	Facility Amount: HKD7,000,000 Purpose: To finance client purchased of investment. Drawdown: Drawdown can be made in HKD, subject to availability as determined at the Bank's discretion. The Borrower shall give the Bank three Business Days prior written notice. In a minimum amount of HKD5,000,000 and an integral multiple of HKD1,000,000. Availability Period: Subject to the Bank's periodic review. Interest Rate and Payment: 2.25% per annum over HIBOR or the Bank's Cost of Funds, whichever is higher, payable at the end of each interest period or quarterly in arrears if 6/12 months period is selected. The Borrower may select an interest period which shall be 1/2 week(s) 1/2/3/6/12 month(s). Repayment: Each drawdown (together with interest) shall be repayable on the maturity date of such drawdown unless the Bank allows for a rollover, which is to be directly debited from the account maintained with the Bank. Prepayment: Voluntary prepayment is not permitted during an interest period.

Revolving Loan Facility (RLN2)	: <u>Facility Amount</u>: HKD8,000,000
	<u>Purpose</u>: To finance client purchased of investment.
	<u>Drawdown</u>: Drawdown can be made in HKD, subject to availability as determined at the Bank's discretion. The Borrower shall give the Bank three Business Days prior written notice.
	In a minimum amount of HKD5,000,000 and an integral multiple of HKD1,000,000.
	<u>Availability Period</u>: Subject to the Bank's periodic review.
	<u>Interest Rate and Payment</u>: 2.25% per annum over HIBOR or the Bank's Cost of Funds, whichever is higher, payable at the end of each interest period or quarterly in arrears if 6/12 months period is selected. The Borrower may select an interest period which shall be 1/2 week(s) 1/2/3/6/12 months.
	<u>Repayment</u>: Each drawdown (together with interest) shall be repayable on the maturity date of such drawdown unless the Bank allows for a rollover, which is to be directly debited from the account maintained with the Bank.
	<u>Prepayment</u>: Voluntary prepayment is not permitted during an interest period.
For RLN1 and RLN2	<u>Condition(s)</u>: (1) Each drawdown of the RLN1 and RLN2 facilities shall be against 100% of the pledged securities (the Charged Securities as mentioned in the Security section below) in current market value (the "CMV"). (2) The drawdown proceeds from the RLN1 and RLN2 facilities shall be restricted for purchasing of investment product(s) (the "Purchased Securities") through the Bank. (3) The Purchased Securities shall be pledged to the Bank as Charged Securities (as mentioned in the Security section below) for the RLN1 and RLN2 facilities throughout the loan tenor.

(4) Upon selling the Purchased Securities, the proceeds from selling the Purchased Securities should be firstly used to repay the outstanding loan balance (both principal and interest) corresponding to relevant drawdown.

Documentary Credits (DC)	:	For issuance of documentary credits for the account of The Borrower in favour of third parties and covering import of goods in the ways acceptable to the Bank and/or acceptance of bills drawn thereunder.
Trust Receipt (TR)	:	For trust receipt facility relating to goods imported and financed under the Bank's documentary credits issued for the account of the Borrower with tenor up to 120 days less any usance/credit periods granted by the suppliers of the Borrower. The interest shall be 2.5% per annum over HIBOR or the Bank's Cost of Funds, whichever is higher for HKD loan and 2.5% per annum over LIBOR or the Bank's Cost of Funds, whichever is higher for Foreign Currency loan.
Local Documentary Credits (Local DC)	:	For issuance of documentary credits for the account of the Borrower in favour of third parties / local beneficiaries and covering import of goods by calling for simple / insecure shipping evidence satisfactory to the Bank.
Trust Receipt under Local Documentary Credits (TR under Local DC)	:	For trust receipt facility relating to goods imported and financed under the Bank's Local DC with tenor up to 120 days. The interest shall be 2.5% per annum over HIBOR or the Bank's Cost of Funds, whichever is higher for HKD loan and 2.5% per annum over LIBOR or the Bank's Cost of Funds, whichever is higher for Foreign Currency loan.

Import Trade Loans (ITL)	:	For extension of trade loans to finance the Borrower's import of goods as evidenced by its suppliers' invoices and any other relevant documents as required. The availability of any particular trade loan will be subject to such conditions as the Bank may decide from time to time with tenor up to 150 days. The interest shall be 2.5% per annum over HIBOR or the Bank's Cost of Funds, whichever is higher for HKD loan and 2.5% per annum over LIBOR or the Bank's Cost of Funds, whichever is higher for Foreign Currency loan.
Standby Documentary Credits (Standby DC)	:	For issuance of standby documentary credits for the account of the Borrower in favour of third parties and covering services and/or other performances in the ways acceptable to the Bank and/or acceptance of bills drawn thereunder. The Borrower shall reimburse the Bank immediately on demand all amounts of claims under any standby documentary credit issued for its account. Any amount not reimbursed by it to the Bank shall bear default interest at such rate as the Bank may at its absolute discretion determine from time to time.
Documents Against Payment (DP)	:	For purchase of documentary export D/P bills drawn on parties acceptable to the Bank.
Documents Against Acceptance (DA)	:	For purchase of documentary export D/A bills drawn on parties acceptable to the Bank with tenor up to 120 days. The interest shall be 2.5% per annum over HIBOR or the Bank's Cost of Funds, whichever is higher for HKD loan and 2.5% per annum over LIBOR or the Bank's Cost of Funds, whichever is higher for Foreign Currency loan.

Export Trade Loans (ETL)	:	For extension of trade loans to finance the Borrower's export of goods as evidenced by the Borrower's sale invoices to buyers and any other relevant documents as required. The availability of any particular trade loan will be subject to such conditions as the Bank may decide from time to time with tenor up to 90 days. The interest shall be 1.7% per annum over HIBOR or the Bank's Cost of Funds, whichever is higher for HKD loan and 1.7% per annum over LIBOR or the Bank's Cost of Funds, whichever is higher for Foreign Currency loan.
Negotiation under Documentary Credits with discrepancies (L/G)	:	For negotiation of discrepant documents, secured or unsecured by goods, presented under export documentary credits issued by banks acceptable to the Bank.
Bank Guarantee (GTE)	:	For issuance of bank guarantee for the account of the Borrower in favour of third parties in the ways acceptable to the Bank.
Term Loan Facility (TL)	:	Loan Account No.: 337-079040-302 Outstanding Loan Amount: HKD1,388,888.86 as of 15 February 2017 Original Loan Amount: HKD5,000,000 Final Maturity Date: 17 November 2017 Interest Rate and Payment: 2.25% per annum over 1 month HIBOR or the Bank's Cost of Funds, whichever is higher, payable at the end of each interest period. No interest period shall extend beyond the Final Maturity Date. Repayment: Principal is repaid by 36 monthly instalments, commencing 1 month after drawdown. All sums which may become due to the Bank from time to time in respect of this facility (including but not limited to principal and interest) are to be directly debited from the account maintained with the Bank.

Prepayment: Prepayment (in whole or in part) is allowed provided that the Bank receives 2 days' prior written notice and such prepayment is made on an interest payment date with a minimum amount of HKD1,000,000 and its integral multiples.

For RLN2 and TL

Undertakings: Customary for financing of this nature and appropriate in judgment of the Bank to be applied to the Borrower, throughout the life of the these facilities, including but not limited to:

(1) The Borrower shall undertake the RLN2 and TL facilities will not be used for property acquisition in Hong Kong or overseas.

(2) The Bank shall have the discretion to designate and appoint an independent professional valuer to conduct the valuation on the Property (as mentioned in the Security section below) on annual basis or at any time requested by the Bank. The cost of valuation is to be borne by the Borrower.

(3) The Borrower shall provide to the Bank a certified copy of its annual rental reports of the Property shown the monthly rental income within 2 weeks from the end of each semi-annual period.

(4) The Borrower shall undertake to insure the Property with reputable insurer in Hong Kong acceptable to the Bank throughout the whole tenor of these facilities at their own costs. Total sum insured should be at least 100% of the reinstatement value of the Property.

(5) The Borrower shall maintain and keep at all times the Property in a good and substantial state of repair and condition and allow the Bank to view the state of repair of the Property.

(6) The Borrower shall not sell any part or the whole of the Property without the Bank's prior consent. The proceeds from any permitted sale of the Property shall be applied towards prepayment of the facilities in inverse order of maturity.

4. Security

The Bank shall continue to hold:-

For the Borrower

(1) **All Monies First Legal Charge** over House 27 (including the garage, garden and roof appurtenant thereto) of Savanna Garden, No.4283 Tai Po Road, Tai Po Kau, Tai Po, New Territories (the "**Property**") with Bonso Investment Limited as the mortgagor. The charged property is required to have insurance covered according to Clause 12 of Standard Terms and Conditions for Banking Facilities.

(2) **Rental Assignment** over the Property with Bonso Investment Limited as the mortgagor.

(3) **Charge Over Deposits/Securities** (the "**Charged Securities**") over charged accounts as specified and defined in the Schedule of the Charged Securities dated 16 April 2015 executed by the Borrower for RLN1 and RLN2 facilities only.

(4) **Assignment of Insurance Policy** dated 9 March 2012 executed by the Borrower as policyholder(s) to assign by way of security to the Bank all the rights, titles, interests and benefits in and to a policy in the amount of USD1,000,000 and So Chun Bong Andrew as the insured party issued by an insurance company acceptable to the Bank (the "Policy"), and the proceeds of such Policy, free from all encumbrances.

For The Borrower and Bonso Electronics Limited

(1) **Cross Guarantee** dated 27 June 2011 for unlimited amount from the Borrower and Bonso Electronics Limited.

(2) **Guarantee** dated 27 June 2011 for unlimited amount from Bonso Electronics International Inc.

The Borrower shall ensure that the legal charge and release/discharge of any property mortgaged to the Bank as security for the Facilities will contain all the usual provisions which are currently in use in Hong Kong and will be prepared by solicitors designated by the Bank.

5. **Undertakings**

The Borrower and the under-mentioned undertaking parties (if any) will undertake to the Bank as follows:-

(1) Bonso Electronics Limited undertakes to maintain financial investments/ insurance with the Bank of not less than USD500,000 or equivalent in other currencies.

(2) The Borrower shall provide additional security or pay down the outstanding balance of the Facilities within 14 Business Days upon receipt the notice from the Bank to restore the Loan-To-Valuation Ratio at 100% or below in any event if the Loan-To-Valuation Ratio exceeds 105%.

"Loan-To-Valuation Ratio" means the ratio of aggregate outstanding amount of the Facilities to the current market value (in the opinion of the Bank's approved valuer) of the Property plus the value of Charged Securities.

The Borrower and the under-mentioned undertaking parties (if any) shall continue to undertake to the Bank as follows:-

(1) Bonso Electronics International Inc. and its subsidiaries/ associated companies shall not pledge any assets without the Bank's prior consent.

(2) The Borrower and the corporate guarantor(s) (if any) shall provide to the Bank a certified copy of its annual audited accounts/financial statements within 180 days after the end of each financial year and such other relevant financial information as the Bank may from time to time reasonably request.

(3) Each of the Borrower and the corporate guarantor(s) (if any) and the corporate security provider(s) (if any) shall immediately inform the Bank once there are changes of its directors or beneficial shareholders or amendment to its memorandum of association (if any) and articles of association or equivalent constitutional documents and shall ensure that such changes/amendment are updated in the company registry of its place of incorporation promptly.

6. Fees

A facility review fee of HKD35,000 will be debited from the Borrower's account maintained with the Bank at the expiration of 14 days from the date of this letter unless the Bank receives the Borrower's written notification that the Facilities are no longer required within 7 Business Days from the date of this letter.

Upon completing each review of the Facilities, the Bank is authorised to debit the current account maintained by the Borrower with the Bank for the facility review fee as the Bank may prescribe from time to time.

If applicable, a valuation fee shall be payable by the Borrower for the purpose of valuation of the property by surveyor appointed by the Bank in its sole discretion. The Bank is authorised to debit the current account maintained by the Borrower with the Bank for such valuation fee as the surveyor may charge, notwithstanding that the Borrower does not accept this Facility Letter, the Facilities are not made available due to the Borrower failing to comply with the terms and conditions set out in this Facility Letter, or the Facilities are cancelled or suspended at any time.

7. Treasury Products Transactions

Per the request of the Borrower, the Bank may from time to time enter into treasury products transactions with the Borrower. Such treasury products may include but not limited to spot, option, forward, swap, derivatives transactions in foreign exchange / bullion / interest rate / commodity / equity etc. Such treasury products transactions are subject to and governed by the International Swaps and Derivative Association Master Agreement ("ISDA") entered into between the Bank and the Borrower dated 28 June 2011 and the relevant transaction confirmations.

In consideration of the Bank considers to enter into treasury products transactions with the Borrower, the Borrower represent(s) and undertake(s) to the Bank that all treasury products transactions that had been entered and may be entered into between the Borrower and the Bank are for the Borrower's genuine hedging purpose and will not constitute over hedging.

Section 83 of the Banking Ordinance

Section 83 of the Banking Ordinance (Cap. 155, Laws of Hong Kong) has imposed on us as a bank certain limitations on advances to persons related to our directors or employees. In accepting the Facilities, the Borrower should advise us whether the Borrower is in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that the Borrower is not so related. We would also ask that if the Borrower becomes so related subsequent to accepting the Facilities, the Borrower should immediately advise us in writing.

Please note that in reviewing the Facilities, we may make reference to the credit report(s) of the Borrower(s)/guarantor(s)/security provider(s) (as the case may be) from the credit reference agency(ies). If you wish to access the report(s) yourself, you can contact the credit reference agency(ies) directly at the following address:

Commercial credit reference agency:
Dun & Bradstreet (HK) Ltd., Unit 1308-1315, 13/F., BEA Tower, Millennium City 5, 418 Kwun Tong Road, Kwun Tong, Kowloon.
Tel: 2516 1100 ; Fax: 2960 4721.

Please arrange for the enclosed copy of this letter to be signed by the Borrower and all guarantors and security providers of the Facilities and return the same to the Bank with Board Resolution(s) and Shareholder's Resolution(s) (if applicable) of the Borrower and all guarantors and security providers before **16 March 2017**, failing which our offer shall lapse unless it is extended by us at our absolute discretion.

By accepting this Facility Letter, you would agree to channel all your remittance transactions and insurance arrangement to the Bank. Our Payments and Cash Management Department and General Insurance Sales Department would contact you to offer our services on remittance and insurance respectively.

Should you have any queries, please do not hesitate to contact the following persons:-

Queries on	**Name**	**Telephone No.**
Banking arrangement	Mr. Au Yee Chun, Matthew	21983574
Factoring arrangement	Ms. Joan Kwan	21988678
Insurance	Mr. Stanley Ng	36625056
	Mr. John Li	21982522
Remittance	Mr. Billy Chow	21984534
	Remittance Hotline	21986919
Wealth management	Ms. Rita Yeung	21985534
Execution of documents	Documentation Hotline	21982094

Kindly return a signed copy of this letter and other relevant documents to **Operations Manager, Credit Services of Credit Services Department at 17/F Hang Seng 113, 113 Argyle Street, Mongkok, Hong Kong**.

We trust that you will make active use of the Facilities and are pleased to be of continued assistance.

Yours faithfully,

For and on behalf of
Hang Seng Bank Limited

AU Yee-chun, Matthew CHAN Ying-tung, Kelly LI Wai-leung, Emil

Authorized Signature(s)

CLY/kt

I/We hereby accept the Facilities and agree to be bound by all the terms and conditions set out in this letter and the Standard Terms and Conditions for Banking Facilities, which I/we have read and understood.

For and on behalf of
BONSO ADVANCED TECHNOLOGY LTD.

Authorized Signature(s)

Bonso Advanced Technology Limited

I/We agree to act as guarantor/ security provider of the (i) Facilities upon the terms and conditions set out in this letter and the Standard Terms and Conditions for Banking Facilities[and (ii) all present and future delivery and payment obligations and liabilities of the Borrower in relation to any treasury products transactions that had been entered into and may be entered into between the Bank and the Borrower pursuant to the ISDA Agreement(s) between the Bank and the Borrower.

For and on behalf of
BONSO INVESTMENT LTD.

....
Authorized Signature(s)

Bonso Investment Limited

For and on behalf of
BONSO ELECTRONICS LTD.

....
Authorized Signature(s)

Bonso Electronics Limited

For and on behalf of
BONSO ELECTRONICS INTERNATIONAL INC.

....
Authorized Signature(s)

Bonso Electronics International Inc.